FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

People's Choice Home Loan Securities Corp.
Exact Name of Registrant as Specified in Charter

0001275070
Registrant CIK Number

Form 8-K, January 24, 2005 Series 2005-1

333-119899

SEC MAIL RECEIVED PROCESSING
JAN 27 2005
WASH. D.C. 152 SECTION

Name of Person Filing the Document
(If Other than the Registrant)

05002752

PROCESSED
JAN 28 2005
THOMSON FINANCIAL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PEOPLE'S CHOICE HOME LOAN SECURITIES CORP.

By: Brad Plantiko
Name: Brad Plantiko
Title: CFO

Dated: January 24, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000

New Issue Computational Materials

(Part I of II)

$[1,074,700,000] (Approximate)

People's Choice Home Loan Securities Trust Series 2005-1
Issuer

People's Choice Home Loan Securities Corp.
Depositor


People's Choice
Home Loan, Inc.™

People's Choice Funding, Inc.
Seller

December 20, 2004

BEAR STEARNS

ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Any information herein regarding the collateral or the securities supersedes any prior information regarding the collateral or the securities and will be superseded by information regarding the collateral and/or the securities contained in the Offering Documents and any subsequent information regarding the collateral or the securities. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current and any subsequent information regarding the collateral or the securities. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals employed thereby may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.


People's Choice
Home Loan, Inc.™

$[1,074,700,000] (Approximate)

Characteristics of the Notes (a), (b), (c)

Offered Notes	Approximate Note Balance	Coupon	Avg Life To Call (years)	Principal Lockout/ Window (months)	Final Scheduled Maturity Date	Initial Credit Support	Expected Ratings (Moody's/S&P)(f)
IA1	254,852,000	(d)(e)	1.00	0/26	10/25/2026	21.15%	Aaa / AAA
IA2	91,603,000	(d)(e)	3.00	25/31	10/25/2031	21.15%	Aaa / AAA
IA3	74,641,000	(d)(e)	6.48	55/34	1/25/2035	21.15%	Aaa / AAA
IIA1	357,003,000	(d)(e)	2.40	0/89	1/25/2035	21.15%	Aaa / AAA
IIA2	89,251,000	(d)(e)	2.40	0/89	1/25/2035	21.15%	Aaa / AAA
M1	40,700,000	(d)(e)	5.08	41/48	1/25/2035	17.45%	Aa1 / AA+
M2	35,200,000	(d)(e)	5.03	40/49	1/25/2035	14.25%	Aa2 / AA
M3	22,000,000	(d)(e)	5.00	39/50	1/25/2035	12.25%	Aa3 / AA-
M4	38,500,000	(d)(e)	4.98	38/51	1/25/2035	8.75%	A2 / A
M5	17,600,000	(d)(e)	4.96	37/52	1/25/2035	7.15%	A3 / A
B1	14,300,000	(d)(e)	4.95	37/52	1/25/2035	5.85%	Baa1 / A-
B2	11,000,000	(d)(e)	4.95	37/52	1/25/2035	4.85%	Baa2 / BBB+
B3	11,000,000	(d)(e)	4.94	36/53	1/25/2035	3.85%	Baa3 / BBB
B4	17,050,000	(d)(e)	4.93	36/53	1/25/2035	2.30%	-- / BBB-

Notes:

(a) 100% Prepayment Assumption: 27% CPR for the adjustable-rate Mortgage Loans. 4.6% CPR in month 1 for the fixed-rate Mortgage Loans, building to 23% CPR by month 12; on and after month 12, 23% CPR.

(b) Transaction priced to a 10% clean-up call.

(c) The principal balance of each Class of Notes is subject to a 5% variance.

(d) The least of (a) One-Month LIBOR plus the related margin and (b) the Available Funds Cap and (c) 15%.

(e) If the 10% clean-up call is not exercised, the margins for the Class A Notes will double and the margins for the Class M and Class B Notes will increase by a 1.5x multiple.

(f) <u>Rating Agency Contacts</u>:
Moody's: Keren Gabay (212) 553-2728
S&P: Becky Neary (212) 438-3026

Issuer: People's Choice Home Loan Securities Trust 2005-1

Seller: People's Choice Funding, Inc.

Depositor: People's Choice Home Loan Securities Corp.

Indenture Trustee: HSBC Bank USA

Owner Trustee: Wilmington Trust Company

Master Servicer and Securities Administrator: Wells Fargo Bank, N. A

Servicer: People's Choice Home Loan, Inc. or an affiliate will initially service the Mortgage Loans; during this initial period, Wells Fargo Bank, N.A. will act as back-up Servicer. Primary servicing will be transferred to Chase Manhattan Mortgage Corporation on or before [April 1, 2005]


People's Choice
Home Loan, Inc.™

Underwriters:	Lead Manager:	Bear, Stearns & Co. Inc.
	Co-Managers:	Lehman Brothers Wachovia Securities

Swap Provider: Bear Stearns Financial Products Inc

The Notes: People's Choice Home Loan Securities Trust, Series 2005-1, will issue 14 classes of Notes (the "Notes"): The Class IA1, Class IA2 and Class IA3 Notes (the "Class IA Notes"); Class IIA1 Notes and Class IIA2 Notes (together the "Class IIA Notes" and together with the Class IA Notes the "Class A Notes"); the Class M1, Class M2, Class M3, Class M4 and Class M5 Notes (together, the "Class M Notes"); and the Class B1, Class B2, Class B3 and Class B4 Notes (together, the "Class B Notes"). The Class A Notes are also referred to herein as the "Senior Notes," and the Class M and Class B Notes are also referred to herein as the "Subordinate Notes." The Senior Notes and the Subordinate Notes will be offered hereby (collectively, the "Offered Notes").

Cut-off Date: January 1, 2005

Statistical Calculation Date: January 1, 2005

Expected Pricing Date: On or about December [22], 2004

Closing Date: On or about January [28], 2005

Distribution Date: The 25th day of each month or, if the 25th day is not a business day, on the next succeeding business day, beginning in February 2005.

Delay Days: 0 days.

Day Count: Interest will accrue on the Offered Notes on the basis of a 360-day year and the actual number of days elapsed in each Accrual Period.

Record Date: With respect to any Distribution Date, the business day immediately preceding such Distribution Date.

Accrual Period: With respect to any Distribution Date, the period beginning on the immediately preceding Distribution Date (or on the Closing Date, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Due Period: With respect to any Distribution Date, it is the one-month period beginning on the second day of the calendar month immediately preceding the month in which such Distribution Date occurs and ending on the first day of the month in which such Distribution Date occurs.

Form of Registration: Book-Entry form, same day funds through DTC, Clearstream and Euroclear.

Tax Status: For federal income tax purposes, the Notes will be characterized as indebtedness of the Trust. Although the Trust will be a taxable mortgage pool, it will not be subject to federal income taxation as a corporation so long as a real estate investment trust (a "REIT") owns directly, or indirectly through a qualified REIT subsidiary, a 100% beneficial ownership interest in the equity interests in the Trust.


People's Choice
Home Loan, Inc.

ERISA Eligibility: The Offered Notes are expected to be eligible for purchase by employee benefit plans or other retirement arrangements subject to ERISA or Section 4975 of the Internal Revenue Code of 1986, provided that certain conditions are satisfied (as described in the prospectus supplement).

SMMEA Treatment: The Offered Notes will not constitute "mortgage related securities" for purposes of SMMEA.

Mortgage Loans: The collateral pool will consist of two groups of Mortgage Loans. As of the Statistical Calculation Date, the two groups will have the following characteristics:

Loan Group I will consist of fixed-rate and adjustable-rate subprime home equity Mortgage Loans secured by 96.60% first liens and 3.40% second liens on mortgaged properties. Approximately 17.64% of Loan Group I will consist of interest-only Mortgage Loans. The fixed-rate, interest only loans have a weighted average remaining IO term of 58 months. The ARM, interest-only loans have a weighted average remaining IO term of 59 months.

Loan Group II will consist of fixed-rate and adjustable-rate subprime home equity Mortgage Loans secured by 97.43% first liens and 2.57% second liens on mortgaged properties. Approximately 6.86% of Loan Group II will consist of interest-only Mortgage Loans. The fixed-rate, interest only loans have a weighted average remaining IO term of 58 months. The ARM, interest-only loans have a weighted average remaining IO term of 58 months.

For collateral statistics please see the "Collateral Summary" herein.

Optional Termination: The holder of the equity interest in the Trust (or the Servicer, if such holder does not do so within 90 days of the first possible optional termination date) may, at its option, terminate the trust on any Distribution Date when the Aggregate Stated Principal Balance is less than 10% of the balance of the Mortgage Loans as of the Cut-off Date (the "Initial Purchase Date").

Spread Increase: If the option to purchase the Mortgage Loans is not exercised on the Initial Purchase Date by the holder of the equity interest in the Trust (or the Servicer, if such holder does not do so), then with respect to the next following Distribution Date and each succeeding Distribution Date thereafter, the margins on the Class A Notes will double and the margins on the Class M and Class B Notes will increase by a 1.5x multiple.

Servicing Fee: [50] basis points ([0.50]%) per annum on the outstanding principal balance of each Mortgage Loan as of the first day of any Due Period.

Note Interest Rate: With respect to the Notes, a per annum rate equal to the least of (a) One-Month LIBOR plus the applicable margin for such Class, (b) the Available Funds Cap and (c) 15%.

Accrued Note Interest: With respect to any Distribution Date and each class of notes, the amount of interest accrued during the related Accrual Period on the related Class Note


People's Choice
Home Loan, Inc.™

Balance immediately prior to such Distribution Date at the related Note Interest Rate.

Basis Risk Carry Forward Amount: With respect to any Distribution Date and any Class of Notes, the sum of (I) the excess, if any, of (a) interest at the lesser of (i) One-month LIBOR plus the related margin and (ii) 15.00% over (b) interest at the Available Funds Cap, (II) any amount described in clause (I) above for such class remaining unpaid from prior Distribution Dates and (III) interest on the amount in clause (II) above at such Notes' applicable Note Interest Rate (without regard to the Available Funds Cap, but subject to a cap of 15%.)

Available Funds Cap: With respect to any Distribution Date, a per annum rate equal to the product of (i) the quotient of (a) 360 divided by (b) the actual number of days in the Accrual Period, multiplied by (ii) the quotient of (a) the sum of (I) the total interest received or advanced on the mortgage loans for the related Due Period, minus (II) the Aggregate Expenses related to such Distribution Date, plus (III) any amounts received by the Trust pursuant to the Swap Agreement for such Distribution Date, minus (IV) any amounts paid by the Trust pursuant to the Swap Agreement on such Distribution Date, divided by (b) the aggregate Note Balance as of the first day of the related Accrual Period.

Aggregate Expenses: For any Distribution Date, an amount equal to the sum of the Servicing Fee and the combined fees of the Master Servicer, the Securities Administrator, the Indenture Trustee and the Owner Trustee.

Aggregate Stated Principal Balance: As of any date of determination will be equal to the aggregate of the principal balances of the Mortgage Loans as of such date, after application of (i) scheduled principal payments due, whether or not received, and (ii) unscheduled principal payments.

Swap Agreement: On the Closing Date, the Issuer will enter into a Swap Agreement with an initial notional amount of approximately $1,100,000,000. Under the Swap Agreement, on each Distribution Date commencing February 25, 2005 (short period in the case of the first accrual period) the trust shall be obligated to pay an amount equal to 3.370% (per annum rate) on the swap notional amount to the Swap Provider based on a 30/360 day count convention, and the trust will be entitled to receive an amount equal to One-Month LIBOR on the swap notional amount from the Swap Provider based on an actual/360 day count convention, until the swap is retired. Only the net amount of the two obligations above will be paid by the appropriate party ("Net Swap Payment"). Shown below is the aggregate swap notional amount schedule, which generally has been derived by adding (A) for the fixed rate collateral, a notional balance corresponding to 1.5x the pricing speed and (B) for the adjustable rate collateral (1) during the respective fixed rate period, a notional balance corresponding to 1.5x the pricing speed and (2) during the respective adjustable rate period, zero.


People's Choice
Home Loan, Inc.™

Period	Notional Balance ($)	Period	Notional Balance ($)
1	1,100,000,000	31	87,067,388
2	1,059,213,562	32	83,888,805
3	1,019,622,659	33	80,826,147
4	981,160,602	34	77,875,182
5	943,766,875	35	75,031,833
6	907,387,070	36	72,292,172
7	871,972,793	37	65,030,517
8	837,481,545	38	62,687,231
9	803,876,574	39	60,428,049
10	771,126,686	40	58,249,959
11	739,206,872	41	56,150,057
12	708,604,211	42	54,125,543
13	679,271,987	43	52,173,716
14	651,157,314	44	50,291,974
15	624,209,512	45	48,477,806
16	598,380,017	46	46,728,793
17	573,622,291	47	45,042,599
18	549,891,738	48	43,416,975
19	527,145,622	49	41,849,752
20	505,342,991	50	40,338,836
21	484,444,600	51	38,882,212
22	464,412,840	52	37,477,932
23	445,211,674	53	36,124,123
24	426,806,564	54	34,818,976
25	108,831,346	55	33,560,746
26	104,858,897	56	32,347,753
27	101,031,364	57	31,178,376
28	97,343,453	58	30,051,050
29	93,790,066	59	28,964,244
30	90,366,288	60	27,916,508

People's Choice Home Loan, Inc.™

Credit Enhancement:

For each class of Offered Notes, credit enhancement will consist of the following:

(1) Excess Interest (excluding Net Swap Payments received from the Swap Provider)
(2) Any Net Swap Payments received from the Swap Provider
(3) Overcollateralization (initially, approximately 2.30%)
(4) Subordination
  a. Class A Notes from the Class M1, Class M2, Class M3, Class M4, Class M5, Class B1, Class B2, Class B3 and Class B4 Notes
  b. Class M1 Notes from the Class M2, Class M3, Class M4, Class M5, Class B1, Class B2, Class B3 and Class B4 Notes
  c. Class M2 Notes from the Class M3, Class M4, Class M5, Class B1, Class B2, Class B3 and Class B4 Notes
  d. Class M3 Notes from the Class M4, Class M5, Class B1, Class B2, Class B3 and Class B4 Notes
  e. Class M4 Notes from the Class M5, Class B1, Class B2, Class B3 and Class B4 Notes
  f. Class M5 Notes from the Class B1, Class B2, Class B3 and Class B4 Notes
  g. Class B1 Notes from the Class B2, Class B3 and Class B4 Notes
  h. Class B2 Notes from the Class B3 and Class B4 Notes
  i. Class B3 Notes from the Class B4 Notes

The Class IIA2 Notes will be subordinated to the Class IIA1 Notes as described more fully herein.

Overcollateralization Target Amount:

Prior to the Stepdown Date, 2.30% of the Cut-off Date Aggregate Stated Principal Balance. On or after the Stepdown Date, 4.60% of the aggregate outstanding principal balance of the Mortgage Loans, subject to a floor of 0.50% of the Cut-off Date Aggregate Stated Principal Balance; *provided, however,* that if a Trigger Event has occurred on the related Distribution Date, the Overcollateralization Target Amount will be the same as the Overcollateralization Target Amount on the preceding Distribution Date (i.e. no stepdown will occur).

Senior Enhancement Percentage:

With respect to any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the aggregate class principal amount of the Subordinate Notes and the Overcollateralized Amount (which, for purposes of this definition only, will not be less than zero) prior to any distributions on such Distribution Date, and the denominator of which is the Aggregate Stated Principal Balance for such Distribution Date, after giving effect to payments on such Distribution Date.

Trigger Event:

A Trigger Event will have occurred if the three-month rolling average of the 60+ Day Delinquency percentage for the three prior Due Periods equals or exceeds 37.75% of the Senior Enhancement Percentage or if the cumulative realized losses exceeds the following percentage of the Cut-off Date Aggregate Stated Principal Balance on the respective Distribution Date.

Distribution Date	Percentage
37 – 48	3.50% for the first month, plus an additional 1/12th of 2.00% for each month thereafter
49 – 60	5.50% for the first month, plus an additional 1/12th of 1.50% for each month thereafter
61 – 72	7.00% for the first month, plus an additional 1/12th of 0.40% for each month thereafter
73 +	7.40%

Stepdown Date:

The earlier to occur of (i) the Distribution Date on which the Class A Notes have been reduced to zero and (ii) the later to occur of (a) the Distribution Date in February 2008, and (b) the first Distribution Date on which the Senior Enhancement Percentage is greater than or equal to 42.30%.


People's Choice
Home Loan, Inc.

Interest Priority of Payments:

On each Distribution Date, the interest received or advanced (as well as any payments received from the Swap Provider) will be paid in the following order of priority, in each case, to the extent of funds remaining:

(1) To pay the Servicing Fee and the Combined Master Servicer, Securities Administrator, Indenture Trustee Fee and Owner Trustee Fee;

(2) To the Swap Provider, any Net Swap Payment or any Swap Termination Payment (not triggered by a Swap Counterparty Trigger Event) owed to the Swap Provider pursuant to the swap agreement;

(3) To pay Accrued Note Interest to the Class A Notes;

(4) To pay Accrued Note Interest to Classes M1, M2, M3, M4, M5, B1, B2, B3, and B4 sequentially;

(5) To pay to the Indenture Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Transfer and Servicing Agreement;

(6) To pay the holders of the Offered Notes in respect of principal (in the order of priority as described herein under "Principal Priority of Payments"), to maintain the Overcollateralization Target Amount;

(7) To pay, sequentially, to Classes A (pro rata), M1, M2, M3, M4, M5, B1, B2, B3, and B4 any Basis Risk Carry Forward Amount;

(8) To the Swap Provider, any Swap Termination Payment (triggered by a Swap Counterparty Trigger Event); and

(9) To pay any remaining amounts to the holders of the equity of the Trust.


People's Choice
Home Loan, Inc.

Principal Priority of Payments:

On each Distribution Date, the principal received or advanced will be used to pay any Net Swap Payments or swap termination payment due to the Swap Provider and remaining unpaid (after application of interest received or advanced for this purpose on such Distribution Date) and then in the following order of priority, in each case, to the extent of funds remaining:

Prior to the Stepdown Date, or if a Trigger Event is in effect, the Class A Notes (as described in the Class A Principal Priority of Payments) will receive the principal collected on the related Mortgage Loans plus any Excess Interest required to maintain the Overcollateralization Target Amount until the aggregate Note Principal Balances of the Class A Notes has been reduced to zero.

On or after the Stepdown Date, if no Trigger Event is in effect, principal paid on the Class A Notes (as described in the Class A Principal Priority of Payments) will be an amount such that the Class A Notes will maintain a 42.30% Target Credit Enhancement Percentage (based on 2x the Class A Initial Target Credit Enhancement Percentage).

On or after the Stepdown Date, if no Trigger Event is in effect, principal will be paid on Subordinate Notes in the following order:

(1) To the Class M1 Notes until it reaches a 34.90% Target Credit Enhancement Percentage (based on 2x the Class M1 Initial Target Credit Enhancement Percentage);

(2) To the Class M2 Notes until it reaches a 28.50% Target Credit Enhancement Percentage (based on 2x the Class M2 Initial Target Credit Enhancement Percentage);

(3) To the Class M3 Notes until it reaches a 24.50% Target Credit Enhancement Percentage (based on 2x the Class M3 Initial Target Credit Enhancement Percentage);

(4) To the Class M4 Notes until it reaches a 17.50% Target Credit Enhancement Percentage (based on 2x the Class M4 Initial Target Credit Enhancement Percentage);

(5) To the Class M5 Notes until it reaches a 14.30% Target Credit Enhancement Percentage (based on 2x the Class M5 Initial Target Credit Enhancement Percentage);

(6) To the Class B1 Notes, until it reaches a 11.70% Target Credit Enhancement Percentage (based on 2x the Class B1 Initial Target Credit Enhancement Percentage);

(7) To the Class B2 Notes, until it reaches a 9.70% Target Credit Enhancement Percentage (based on 2x the Class B2 Initial Target Credit Enhancement Percentage) and

(8) To the Class B3 Notes, until it reaches a 7.70% Target Credit Enhancement Percentage (based on 2x the Class B3 Initial Target Credit Enhancement Percentage).

(9) To the Class B4 Notes, until it reaches a 4.60% Target Credit Enhancement Percentage (based on 2x the Class B4 Initial Target Credit Enhancement Percentage).


People's Choice
Home Loan, Inc.

Any principal received or advanced remaining will be distributed alongside interest received or advanced as described in clauses (6) through and including (9) in the section "Interest Priority of Payments."

Class A Principal Priority of Payments:

The Class A Principal Payment Amount will be allocated concurrently, based on an allocation percentage equal to the percentage of principal received for the related Loan Group over the total principal received, as follows:

(a) Sequentially to the Class IA1, Class IA2 and Class IA3 Notes, in that order; and

(b) to the Class IIA1 Notes and Class IIA2 Notes, *pro rata*, if such Distribution Date is (i) prior to the Stepdown Date and cumulative realized losses on Loan Group II for such Distribution Date as a percentage of the Cut-off Date Aggregate Stated Principal Balance of Loan Group II are less than 3.50% or (ii) on or after the Stepdown Date and no Trigger Event is in effect. If such conditions are not satisfied on any Distribution Date, the Class IIA1 Notes and Class IIA2 Notes will be allocated principal sequentially, until their respective Note principal balances have been reduced to zero.

Initial Target Credit Enhancement (% of Initial Collateral Balance):

Class A Notes	21.15%
Class M1 Notes	17.45%
Class M2 Notes	14.25%
Class M3 Notes	12.25%
Class M4 Notes	8.75%
Class M5 Notes	7.15%
Class B1 Notes	5.85%
Class B2 Notes	4.85%
Class B3 Notes	3.85%
Class B4 Notes	2.30%

Target Credit Enhancement Percentage On or After Stepdown Date (% of Current Collateral Balance):

Class A Notes	42.30%
Class M1 Notes	34.90%
Class M2 Notes	28.50%
Class M3 Notes	24.50%
Class M4 Notes	17.50%
Class M5 Notes	14.30%
Class B1 Notes	11.70%
Class B2 Notes	9.70%
Class B3 Notes	7.70%
Class B4 Notes	4.60%



Available Funds Cap Schedule (1)

PERIOD	EFFECTIVE RATE (2) (%)	PERIOD	EFFECTIVE RATE (2) (%)
1	15.00	49	13.87
2	15.00	50	15.00
3	15.00	51	13.82
4	15.00	52	14.16
5	15.00	53	13.81
6	15.00	54	14.25
7	15.00	55	13.85
8	15.00	56	13.82
9	15.00	57	14.17
10	15.00	58	13.77
11	15.00	59	14.14
12	15.00	60	13.75
13	15.00	61	11.73
14	15.00	62	12.98
15	15.00	63	11.72
16	15.00	64	12.11
17	15.00	65	11.72
18	15.00	66	12.11
19	15.00	67	11.72
20	15.00	68	11.71
21	15.00	69	12.10
22	15.00	70	11.70
23	15.00	71	12.10
24	15.00	72	11.71
25	12.30	73	11.71
26	13.19	74	12.96
27	12.25	75	11.70
28	12.52	76	12.08
29	12.60	77	11.70
30	13.27	78	12.09
31	12.94	79	11.69
32	12.92	80	11.69
33	13.22	81	12.08
34	12.89	82	11.68
35	13.62	83	12.07
36	13.69	84	11.67
37	13.48	85	11.67
38	13.99	86	12.47
39	13.26	87	11.66
40	13.57	88	12.06
41	13.59	89	11.68
42	14.31		
43	13.91		
44	13.88		
45	14.22		
46	13.82		
47	14.21		
48	13.90		

(1) Assumes One-Month LIBOR and Six-Month LIBOR remain constant at 20.00%.
(2) The effective Available Funds cap rate ("Effective Rate") is a per annum rate equal to the lesser of (X) 15.00% or (Y) the product of (i) 360 divided by the actual number of days in the Accrual Period for the Notes and (ii) the quotient of (A) the amount of interest from the mortgage loans in the related Due Period, less any applicable expenses, plus the swap payment into the trust allocable to the mortgage loans, if any, less swap payments out of the trust, if any, divided by (B) the Note Balance at the beginning of the related Due Period.


People's Choice
Home Loan, Inc.™

Prepayment Sensitivity Tables

Class IA-1 (to call / to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs:	**0.00%**	**13.50%**	**20.25%**	**27.00%**	**33.75%**	**40.50%**
Fixed Rate Loans Ramp to:	**0.00%**	**11.50%**	**17.25%**	**23.00%**	**28.75%**	**34.50%**
Average Life (years)	14.05	2.02	1.35	**1.00**	0.79	0.64
Modified Duration (years)	11.35	1.92	1.30	**0.97**	0.77	0.63
First Principal Payment	2/25/2005	2/25/2005	2/25/2005	**2/25/2005**	2/25/2005	2/25/2005
Last Principal Payment	10/25/2026	6/25/2009	12/25/2007	**3/25/2007**	9/25/2006	5/25/2006
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	261	53	35	**26**	20	16
Illustrative Yield @ Par (30/360)	2.601%	2.597%	2.595%	**2.594%**	2.592%	2.590%

Class IA-2 (to call / to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs:	**0.00%**	**13.50%**	**20.25%**	**27.00%**	**33.75%**	**40.50%**
Fixed Rate Loans Ramp to:	**0.00%**	**11.50%**	**17.25%**	**23.00%**	**28.75%**	**34.50%**
Average Life (years)	24.29	6.50	4.33	**3.00**	2.14	1.73
Modified Duration (years)	17.59	5.87	4.03	**2.84**	2.06	1.67
First Principal Payment	10/25/2026	6/25/2009	12/25/2007	**3/25/2007**	9/25/2006	5/25/2006
Last Principal Payment	10/25/2031	6/25/2014	5/25/2011	**9/25/2009**	9/25/2007	3/25/2007
Principal Lockout (months)	260	52	34	**25**	19	15
Principal Window (months)	61	61	42	**31**	13	11
Illustrative Yield @ Par (30/360)	2.714%	2.713%	2.712%	**2.711%**	2.710%	2.709%

Class IA-3 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs:	**0.00%**	**13.50%**	**20.25%**	**27.00%**	**33.75%**	**40.50%**
Fixed Rate Loans Ramp to:	**0.00%**	**11.50%**	**17.25%**	**23.00%**	**28.75%**	**34.50%**
Average Life (years)	28.06	12.93	8.77	**6.48**	4.60	2.76
Modified Duration (years)	19.15	10.67	7.65	**5.84**	4.24	2.61
First Principal Payment	10/25/2031	6/25/2014	5/25/2011	**9/25/2009**	9/25/2007	3/25/2007
Last Principal Payment	8/25/2033	9/25/2019	1/25/2015	**6/25/2012**	10/25/2010	9/25/2009
Principal Lockout (months)	320	112	75	**55**	31	25
Principal Window (months)	23	64	45	**34**	38	31
Illustrative Yield @ Par (30/360)	2.837%	2.836%	2.836%	**2.836%**	2.835%	2.833%

Class IA-3 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs:	**0.00%**	**13.50%**	**20.25%**	**27.00%**	**33.75%**	**40.50%**
Fixed Rate Loans Ramp to:	**0.00%**	**11.50%**	**17.25%**	**23.00%**	**28.75%**	**34.50%**
Average Life (years)	28.35	14.89	10.37	**7.70**	5.57	3.16
Modified Duration (years)	19.27	11.84	8.75	**6.75**	5.01	2.95
First Principal Payment	10/25/2031	6/25/2014	5/25/2011	**9/25/2009**	9/25/2007	3/25/2007
Last Principal Payment	11/25/2034	1/25/2032	8/25/2026	**8/25/2021**	2/25/2018	8/25/2015
Principal Lockout (months)	320	112	75	**55**	31	25
Principal Window (months)	38	212	184	**144**	126	102
Illustrative Yield @ Par (30/360)	2.839%	2.874%	2.883%	**2.887%**	2.894%	2.876%


People's Choice
Home Loan, Inc.™

Prepayment Sensitivity Tables

Class IIA-1 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs:	**0.00%**	**13.50%**	**20.25%**	**27.00%**	**33.75%**	**40.50%**
Fixed Rate Loans Ramp to:	**0.00%**	**11.50%**	**17.25%**	**23.00%**	**28.75%**	**34.50%**
Average Life (years)	18.56	4.89	3.29	**2.40**	1.75	1.25
Modified Duration (years)	13.89	4.31	3.01	**2.23**	1.66	1.20
First Principal Payment	2/25/2005	2/25/2005	2/25/2005	**2/25/2005**	2/25/2005	2/25/2005
Last Principal Payment	8/25/2033	9/25/2019	1/25/2015	**6/25/2012**	10/25/2010	9/25/2009
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	343	176	120	**89**	69	56
Illustrative Yield @ Par (30/360)	2.755%	2.753%	2.753%	**2.752%**	2.750%	2.748%

Class IIA-1 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs:	**0.00%**	**13.50%**	**20.25%**	**27.00%**	**33.75%**	**40.50%**
Fixed Rate Loans Ramp to:	**0.00%**	**11.50%**	**17.25%**	**23.00%**	**28.75%**	**34.50%**
Average Life (years)	18.60	5.21	3.56	**2.60**	1.92	1.32
Modified Duration (years)	13.91	4.51	3.20	**2.39**	1.79	1.26
First Principal Payment	2/25/2005	2/25/2005	2/25/2005	**2/25/2005**	2/25/2005	2/25/2005
Last Principal Payment	11/25/2034	10/25/2031	5/25/2026	**6/25/2021**	1/25/2018	7/25/2015
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	358	321	256	**197**	156	126
Illustrative Yield @ Par (30/360)	2.755%	2.766%	2.770%	**2.771%**	2.773%	2.762%

Class IIA-2 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs:	**0.00%**	**13.50%**	**20.25%**	**27.00%**	**33.75%**	**40.50%**
Fixed Rate Loans Ramp to:	**0.00%**	**11.50%**	**17.25%**	**23.00%**	**28.75%**	**34.50%**
Average Life (years)	18.56	4.89	3.29	**2.40**	1.75	1.25
Modified Duration (years)	13.83	4.30	3.00	**2.23**	1.66	1.20
First Principal Payment	2/25/2005	2/25/2005	2/25/2005	**2/25/2005**	2/25/2005	2/25/2005
Last Principal Payment	8/25/2033	9/25/2019	1/25/2015	**6/25/2012**	10/25/2010	9/25/2009
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	343	176	120	**89**	69	56
Illustrative Yield @ Par (30/360)	2.796%	2.794%	2.794%	**2.793%**	2.791%	2.789%

Class IIA-2 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs:	**0.00%**	**13.50%**	**20.25%**	**27.00%**	**33.75%**	**40.50%**
Fixed Rate Loans Ramp to:	**0.00%**	**11.50%**	**17.25%**	**23.00%**	**28.75%**	**34.50%**
Average Life (years)	18.60	5.21	3.56	**2.60**	1.92	1.32
Modified Duration (years)	13.85	4.50	3.19	**2.39**	1.79	1.26
First Principal Payment	2/25/2005	2/25/2005	2/25/2005	**2/25/2005**	2/25/2005	2/25/2005
Last Principal Payment	11/25/2034	10/25/2031	5/25/2026	**6/25/2021**	1/25/2018	7/25/2015
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	358	321	256	**197**	156	126
Illustrative Yield @ Par (30/360)	2.796%	2.809%	2.813%	**2.815%**	2.817%	2.804%


People's Choice
Home Loan, Inc.™

Prepayment Sensitivity Tables

Class M-1 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	26.23	9.73	6.57	**5.08**	4.73	4.66
Modified Duration (years)	17.93	8.20	5.81	**4.62**	4.35	4.29
First Principal Payment	3/25/2027	9/25/2009	3/25/2008	**7/25/2008**	2/25/2009	9/25/2009
Last Principal Payment	8/25/2033	9/25/2019	1/25/2015	**6/25/2012**	10/25/2010	9/25/2009
Principal Lockout (months)	265	55	37	**41**	48	55
Principal Window (months)	78	121	83	**48**	21	1
Illustrative Yield @ Par (30/360)	3.001%	3.000%	3.000%	**3.000%**	2.999%	3.000%

Class M-1 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	26.35	10.62	7.28	**5.62**	5.16	6.25
Modified Duration (years)	17.98	8.72	6.30	**5.03**	4.69	5.61
First Principal Payment	3/25/2027	9/25/2009	3/25/2008	**7/25/2008**	2/25/2009	3/25/2010
Last Principal Payment	10/25/2034	9/25/2029	7/25/2023	**1/25/2019**	1/25/2016	12/25/2013
Principal Lockout (months)	265	55	37	**41**	48	61
Principal Window (months)	92	241	185	**127**	84	46
Illustrative Yield @ Par (30/360)	3.002%	3.016%	3.021%	**3.022%**	3.019%	3.064%

Class M-2 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	26.23	9.73	6.57	**5.03**	4.47	4.61
Modified Duration (years)	17.88	8.19	5.81	**4.57**	4.12	4.24
First Principal Payment	3/25/2027	9/25/2009	3/25/2008	**6/25/2008**	10/25/2008	6/25/2009
Last Principal Payment	8/25/2033	9/25/2019	1/25/2015	**6/25/2012**	10/25/2010	9/25/2009
Principal Lockout (months)	265	55	37	**40**	44	52
Principal Window (months)	78	121	83	**49**	25	4
Illustrative Yield @ Par (30/360)	3.022%	3.021%	3.021%	**3.020%**	3.021%	3.021%

Class M-2 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	26.35	10.59	7.26	**5.55**	4.89	5.05
Modified Duration (years)	17.94	8.70	6.28	**4.97**	4.45	4.61
First Principal Payment	3/25/2027	9/25/2009	3/25/2008	**6/25/2008**	10/25/2008	6/25/2009
Last Principal Payment	10/25/2034	1/25/2029	11/25/2022	**6/25/2018**	7/25/2015	7/25/2013
Principal Lockout (months)	265	55	37	**40**	44	52
Principal Window (months)	92	233	177	**121**	82	50
Illustrative Yield @ Par (30/360)	3.022%	3.037%	3.042%	**3.043%**	3.042%	3.043%


People's Choice
Home Loan, Inc.™

Prepayment Sensitivity Tables

Class M-3 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs:	**0.00%**	**13.50%**	**20.25%**	**27.00%**	**33.75%**	**40.50%**
Fixed Rate Loans Ramp to:	**0.00%**	**11.50%**	**17.25%**	**23.00%**	**28.75%**	**34.50%**
Average Life (years)	26.23	9.73	6.57	**5.00**	4.34	4.30
Modified Duration (years)	17.78	8.17	5.80	**4.54**	4.00	3.97
First Principal Payment	3/25/2027	9/25/2009	3/25/2008	**5/25/2008**	9/25/2008	2/25/2009
Last Principal Payment	8/25/2033	9/25/2019	1/25/2015	**6/25/2012**	10/25/2010	9/25/2009
Principal Lockout (months)	265	55	37	**39**	43	48
Principal Window (months)	78	121	83	**50**	26	8
Illustrative Yield @ Par (30/360)	3.073%	3.072%	3.072%	**3.071%**	3.072%	3.071%

Class M-3 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs:	**0.00%**	**13.50%**	**20.25%**	**27.00%**	**33.75%**	**40.50%**
Fixed Rate Loans Ramp to:	**0.00%**	**11.50%**	**17.25%**	**23.00%**	**28.75%**	**34.50%**
Average Life (years)	26.35	10.57	7.24	**5.51**	4.74	4.62
Modified Duration (years)	17.83	8.66	6.25	**4.92**	4.32	4.24
First Principal Payment	3/25/2027	9/25/2009	3/25/2008	**5/25/2008**	9/25/2008	2/25/2009
Last Principal Payment	9/25/2034	4/25/2028	2/25/2022	**11/25/2017**	2/25/2015	2/25/2013
Principal Lockout (months)	265	55	37	**39**	43	48
Principal Window (months)	91	224	168	**115**	78	49
Illustrative Yield @ Par (30/360)	3.074%	3.090%	3.094%	**3.095%**	3.095%	3.090%

Class M-4 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs:	**0.00%**	**13.50%**	**20.25%**	**27.00%**	**33.75%**	**40.50%**
Fixed Rate Loans Ramp to:	**0.00%**	**11.50%**	**17.25%**	**23.00%**	**28.75%**	**34.50%**
Average Life (years)	26.23	9.73	6.57	**4.98**	4.24	4.03
Modified Duration (years)	16.95	7.99	5.71	**4.46**	3.87	3.70
First Principal Payment	3/25/2027	9/25/2009	3/25/2008	**4/25/2008**	6/25/2008	9/25/2008
Last Principal Payment	8/25/2033	9/25/2019	1/25/2015	**6/25/2012**	10/25/2010	9/25/2009
Principal Lockout (months)	265	55	37	**38**	40	43
Principal Window (months)	78	121	83	**51**	29	13
Illustrative Yield @ Par (30/360)	3.484%	3.484%	3.483%	**3.483%**	3.482%	3.484%

Class M-4 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs:	**0.00%**	**13.50%**	**20.25%**	**27.00%**	**33.75%**	**40.50%**
Fixed Rate Loans Ramp to:	**0.00%**	**11.50%**	**17.25%**	**23.00%**	**28.75%**	**34.50%**
Average Life (years)	26.35	10.53	7.20	**5.45**	4.62	4.33
Modified Duration (years)	17.00	8.43	6.12	**4.81**	4.16	3.94
First Principal Payment	3/25/2027	9/25/2009	3/25/2008	**4/25/2008**	6/25/2008	9/25/2008
Last Principal Payment	9/25/2034	8/25/2027	7/25/2021	**5/25/2017**	9/25/2014	11/25/2012
Principal Lockout (months)	265	55	37	**38**	40	43
Principal Window (months)	91	216	161	**110**	76	51
Illustrative Yield @ Par (30/360)	3.486%	3.510%	3.517%	**3.519%**	3.519%	3.515%


People's Choice
Home Loan, Inc.™

Prepayment Sensitivity Tables

Class M-5 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs:	**0.00%**	**13.50%**	**20.25%**	**27.00%**	**33.75%**	**40.50%**
Fixed Rate Loans Ramp to:	**0.00%**	**11.50%**	**17.25%**	**23.00%**	**28.75%**	**34.50%**
Average Life (years)	26.23	9.73	6.57	**4.96**	4.17	3.85
Modified Duration (years)	16.75	7.95	5.68	**4.43**	3.80	3.54
First Principal Payment	3/25/2027	9/25/2009	3/25/2008	**3/25/2008**	5/25/2008	7/25/2008
Last Principal Payment	8/25/2033	9/25/2019	1/25/2015	**6/25/2012**	10/25/2010	9/25/2009
Principal Lockout (months)	265	55	37	**37**	39	41
Principal Window (months)	78	121	83	**52**	30	15
Illustrative Yield @ Par (30/360)	3.587%	3.586%	3.586%	**3.585%**	3.585%	3.585%

Class M-5 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs:	**0.00%**	**13.50%**	**20.25%**	**27.00%**	**33.75%**	**40.50%**
Fixed Rate Loans Ramp to:	**0.00%**	**11.50%**	**17.25%**	**23.00%**	**28.75%**	**34.50%**
Average Life (years)	26.34	10.46	7.14	**5.39**	4.51	4.11
Modified Duration (years)	16.80	8.35	6.06	**4.75**	4.06	3.75
First Principal Payment	3/25/2027	9/25/2009	3/25/2008	**3/25/2008**	5/25/2008	7/25/2008
Last Principal Payment	7/25/2034	3/25/2026	3/25/2020	**5/25/2016**	11/25/2013	3/25/2012
Principal Lockout (months)	265	55	37	**37**	39	41
Principal Window (months)	89	199	145	**99**	67	45
Illustrative Yield @ Par (30/360)	3.588%	3.613%	3.620%	**3.622%**	3.622%	3.618%

Class B-1 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs:	**0.00%**	**13.50%**	**20.25%**	**27.00%**	**33.75%**	**40.50%**
Fixed Rate Loans Ramp to:	**0.00%**	**11.50%**	**17.25%**	**23.00%**	**28.75%**	**34.50%**
Average Life (years)	26.23	9.73	6.57	**4.95**	4.14	3.77
Modified Duration (years)	15.72	7.71	5.56	**4.35**	3.72	3.42
First Principal Payment	3/25/2027	9/25/2009	3/25/2008	**3/25/2008**	4/25/2008	6/25/2008
Last Principal Payment	8/25/2033	9/25/2019	1/25/2015	**6/25/2012**	10/25/2010	9/25/2009
Principal Lockout (months)	265	55	37	**37**	38	40
Principal Window (months)	78	121	83	**52**	31	16
Illustrative Yield @ Par (30/360)	4.154%	4.153%	4.153%	**4.152%**	4.151%	4.152%

Class B-1 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs:	**0.00%**	**13.50%**	**20.25%**	**27.00%**	**33.75%**	**40.50%**
Fixed Rate Loans Ramp to:	**0.00%**	**11.50%**	**17.25%**	**23.00%**	**28.75%**	**34.50%**
Average Life (years)	26.33	10.39	7.08	**5.34**	4.44	4.01
Modified Duration (years)	15.76	8.05	5.88	**4.62**	3.95	3.61
First Principal Payment	3/25/2027	9/25/2009	3/25/2008	**3/25/2008**	4/25/2008	6/25/2008
Last Principal Payment	6/25/2034	4/25/2025	5/25/2019	**10/25/2015**	5/25/2013	10/25/2011
Principal Lockout (months)	265	55	37	**37**	38	40
Principal Window (months)	88	188	135	**92**	62	41
Illustrative Yield @ Par (30/360)	4.156%	4.188%	4.198%	**4.201%**	4.201%	4.196%



Prepayment Sensitivity Tables

Class B-2 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	26.23	9.73	6.57	**4.95**	4.12	3.71
Modified Duration (years)	15.54	7.67	5.54	**4.34**	3.69	3.37
First Principal Payment	3/25/2027	9/25/2009	3/25/2008	**3/25/2008**	4/25/2008	5/25/2008
Last Principal Payment	8/25/2033	9/25/2019	1/25/2015	**6/25/2012**	10/25/2010	9/25/2009
Principal Lockout (months)	265	55	37	**37**	38	39
Principal Window (months)	78	121	83	**52**	31	17
Illustrative Yield @ Par (30/360)	4.257%	4.256%	4.256%	**4.255%**	4.255%	4.254%

Class B-2 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	26.33	10.31	7.01	**5.28**	4.38	3.92
Modified Duration (years)	15.57	7.97	5.82	**4.57**	3.89	3.53
First Principal Payment	3/25/2027	9/25/2009	3/25/2008	**3/25/2008**	4/25/2008	5/25/2008
Last Principal Payment	5/25/2034	4/25/2024	8/25/2018	**2/25/2015**	11/25/2012	5/25/2011
Principal Lockout (months)	265	55	37	**37**	38	39
Principal Window (months)	87	176	126	**84**	56	37
Illustrative Yield @ Par (30/360)	4.259%	4.289%	4.298%	**4.301%**	4.301%	4.296%

Class B-3 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	26.23	9.73	6.57	**4.94**	4.09	3.67
Modified Duration (years)	13.77	7.23	5.30	**4.18**	3.57	3.25
First Principal Payment	3/25/2027	9/25/2009	3/25/2008	**2/25/2008**	3/25/2008	4/25/2008
Last Principal Payment	8/25/2033	9/25/2019	1/25/2015	**6/25/2012**	10/25/2010	9/25/2009
Principal Lockout (months)	265	55	37	**36**	37	38
Principal Window (months)	78	121	83	**53**	32	18
Illustrative Yield @ Par (30/360)	5.395%	5.394%	5.394%	**5.393%**	5.392%	5.392%

Class B-3 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	26.31	10.20	6.92	**5.20**	4.30	3.84
Modified Duration (years)	13.79	7.44	5.51	**4.36**	3.72	3.37
First Principal Payment	3/25/2027	9/25/2009	3/25/2008	**2/25/2008**	3/25/2008	4/25/2008
Last Principal Payment	3/25/2034	5/25/2023	10/25/2017	**7/25/2014**	6/25/2012	12/25/2010
Principal Lockout (months)	265	55	37	**36**	37	38
Principal Window (months)	85	165	116	**78**	52	33
Illustrative Yield @ Par (30/360)	5.397%	5.433%	5.446%	**5.450%**	5.451%	5.445%


People's Choice
Home Loan, Inc.™

Excess Spread

(Assumes Pricing Prepayment Speed, Excludes Basis Risk Shortfalls)

Period	1-month Forward LIBOR Curve (%)	6-month Forward LIBOR Curve (%)	Excess Spread (Static LIBOR) (%)	Excess Spread (Forward LIBOR) (%)	Period	1-month Forward LIBOR Curve (%)	6-month Forward LIBOR Curve (%)	Excess Spread (Static LIBOR) (%)	Excess Spread (Forward LIBOR) (%)
1	2.4869	2.8457	3.4669	3.5387	46	4.4178	4.5515	4.2649	3.8615
2	2.6273	2.9622	3.1456	3.1474	47	4.4474	4.5816	4.3528	4.0457
3	2.7741	3.0660	3.1205	3.1188	48	4.4770	4.6117	4.2658	3.9406
4	2.9077	3.1554	3.1441	3.1353	49	4.5066	4.6416	4.2661	3.9115
5	3.0158	3.2323	3.1393	3.1200	50	4.5362	4.6714	4.5301	4.3215
6	3.0994	3.3007	3.1646	3.1344	51	4.5657	4.7010	4.2668	3.8532
7	3.1693	3.3636	3.1567	3.1121	52	4.5949	4.7305	4.3552	3.9727
8	3.2347	3.4227	3.1650	3.1055	53	4.6241	4.7598	4.2673	3.8642
9	3.2990	3.4776	3.1929	3.1193	54	4.6531	4.7889	4.3559	4.0514
10	3.3609	3.5277	3.1806	3.0865	55	4.6820	4.8175	4.2677	3.8718
11	3.4183	3.5727	3.2103	3.1006	56	4.7107	4.8456	4.2678	3.8428
12	3.4701	3.6126	3.1949	3.0618	57	4.7392	4.8729	4.3575	3.9682
13	3.5163	3.6481	3.2015	3.0484	58	4.7672	4.8994	4.2698	3.7869
14	3.5570	3.6799	3.2888	3.1290	59	4.7947	4.9247	4.3680	4.0018
15	3.5927	3.7087	3.2136	3.0205	60	4.8212	4.9488	4.2854	3.8919
16	3.6243	3.7355	3.2473	3.0412	61	4.8468	4.9716	4.3878	3.6783
17	3.6525	3.7610	3.2243	2.9918	62	4.8711	4.9930	4.6831	4.1828
18	3.6781	3.7858	3.2595	3.0156	63	4.8941	5.0129	4.3876	3.6283
19	3.7026	3.8106	3.2336	2.9621	64	4.9156	5.0315	4.4860	3.7836
20	3.7266	3.8355	3.2377	2.9465	65	4.9358	5.0487	4.3875	3.6334
21	3.7505	3.8605	3.2750	2.9740	66	4.9544	5.0647	4.4859	3.8376
22	3.7746	3.8857	3.2447	2.9138	67	4.9717	5.0797	4.3874	3.6395
23	3.7995	3.9109	3.5433	3.6561	68	4.9877	5.0939	4.3873	3.6220
24	3.8246	3.9361	3.7966	4.3178	69	5.0025	5.1074	4.4857	3.7866
25	3.8495	3.9612	4.2414	3.9917	70	5.0163	5.1205	4.3872	3.5903
26	3.8744	3.9862	4.4841	4.3261	71	5.0295	5.1333	4.4856	3.7901
27	3.8992	4.0115	4.2298	3.9362	72	5.0422	5.1461	4.3871	3.6242
28	3.9236	4.0369	4.3085	4.0325	73	5.0545	5.1591	4.3870	3.6103
29	3.9480	4.0628	4.2196	3.9415	74	5.0668	5.1723	4.6823	4.1452
30	3.9726	4.0893	4.2986	4.1037	75	5.0792	5.1860	4.3869	3.5823
31	3.9977	4.1164	4.2086	3.9509	76	5.0919	5.2001	4.4853	3.7518
32	4.0234	4.1441	4.2027	3.9225	77	5.1049	5.2147	4.3868	3.5847
33	4.0497	4.1722	4.2823	4.0218	78	5.1185	5.2299	4.4852	3.7849
34	4.0768	4.2006	4.1904	3.8637	79	5.1325	5.2457	4.3867	3.5846
35	4.1046	4.2292	4.2802	4.0517	80	5.1472	5.2619	4.3866	3.5683
36	4.1327	4.2579	4.1941	3.9747	81	5.1624	5.2786	4.4850	3.7374
37	4.1609	4.2866	4.1965	3.9336	82	5.1782	5.2956	4.3865	3.5340
38	4.1893	4.3154	4.3735	4.1575	83	5.1945	5.3129	4.4849	3.7408
39	4.2175	4.3443	4.2240	3.8846	84	5.2112	5.3305	4.3864	3.5721
40	4.2457	4.3732	4.3249	4.0075	85	5.2282	5.3481	4.3863	3.5534
41	4.2738	4.4024	4.2461	3.9193	86	5.2453	5.3659	4.5832	3.9118
42	4.3021	4.4318	4.3380	4.0999	87	5.2625	5.3836	4.3911	3.5171
43	4.3306	4.4615	4.2553	3.9379	88	5.2799	5.4013	4.4974	3.6991
44	4.3593	4.4914	4.2597	3.9139	89	5.2974	5.4188	4.4078	3.5431
45	4.3884	4.5214	4.3513	4.0308					


People's Choice
Home Loan, Inc.™

Breakeven CDR Table*

The tables below describe the Constant Default Rate ("CDR"), and the related cumulative loss on the Mortgage Loans that can be sustained without the referenced Class incurring a writedown. Calculations are run to maturity at both static and forward LIBOR. Other assumptions incorporated include the following: (1) 100% of the Prepayment Assumption, (2) 40% loss severity, (3) 12-month lag from default to loss, (4) triggers fail (i.e., no stepdown).

	Static LIBOR		Forward LIBOR	
	CDR Break	**Cumulative Loss**	**CDR Break**	**Cumulative Loss**
Class M1	30.57%	21.78%	30.22%	21.66%
Class M2	24.52%	19.19%	24.03%	18.98%
Class M3	21.20%	17.54%	20.63%	17.26%
Class M4	16.07%	14.59%	15.41%	14.19%
Class M5	13.97%	13.21%	13.28%	12.75%
Class B1	12.30%	12.03%	11.59%	11.52%
Class B2	11.04%	11.08%	10.33%	10.55%
Class B3	9.75%	10.06%	9.11%	9.55%
Class B4	8.21%	8.76%	7.75%	8.38%

* Assumes Group II Mortgage Loans with cumulative losses greater than 3.50% and IIA Notes are paid sequentially.

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

New Issue Computational Materials

(Part II of II)

$[1,074,700,000] (Approximate)

People's Choice Home Loan Securities Trust 2005-1
Issuer

People's Choice Home Loan Securities Corp.
Depositor


People's Choice
Home Loan, Inc.

People's Choice Funding, Inc.
Seller

December 20, 2004

Collateral Summary: Aggregate

Total Number of Loans	4,552
Total Outstanding Loan Balance	$836,000,590.31
Average Loan Balance	$183,655.67
Fixed Rate	18.23%
Adjustable Rate	81.77%
Prepayment Penalty Coverage	88.89%
Weighted Average Coupon	7.350%
Weighted Average Margin	5.269%
Weighted Average Initial Periodic Cap	2.855%
Weighted Average Periodic Cap	1.001%
Weighted Average Maximum Rate	13.402%
Weighted Average Floor	7.255%
Weighted Average Original Term (mo.)	358
Weighted Average Remaining Term (mo.)	357
Weighted Average CLTV	81.30%
Weighted Average FICO	617
Product Type	
2/28 ARM	66.40%
2/28 ARM Interest Only	12.04%
3/27 ARM	2.06%
5/25 ARM	1.27%
Fixed Rate 15Y	0.88%
Fixed Rate 30Y	17.3%
Fixed Rate 30Y Interest Only	0.05%
Prepayment Penalty (years)	
None	11.11%
6 Months	0.28%
1 Year	6.02%
2 Years	65.99%
3 Years	16.59%

Geographic Distribution	
(Other States account individually for less than 5.00% of the Cut-Off Date aggregate principal balance)	
California	47.01%
Florida	13.08%
Illinois	7.50%
Largest Zip Code Concentration	
93905 – Salinas, CA	0.62%
Occupancy Status	
Primary Home	90.32%
Investment	9.68%
Loan Purpose	
Purchase	45.43%
Cashout Refinance	49.21%
Rate/Term Refinance	5.36%
Lien Position	
First Lien	97.02%
Second Lien	2.98%
Interest Only Period	
60 Months	12.09%
None	87.91%
Documentation Type	
Full	56.13%
Stated	38.08%
Limited	5.78%

Collateral Characteristics: Aggregate

Collateral characteristics listed below are as of the Statistical Calculation Date.

Scheduled Principal Balances			
Current Balance ($)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
0.00 - 50,000.00	409	$15,790,721.45	1.89%
50,000.01 - 100,000.00	941	71,280,282.69	8.53
100,000.01 - 150,000.00	1,040	129,557,140.32	15.50
150,000.01 - 200,000.00	636	111,249,306.89	13.31
200,000.01 - 250,000.00	424	95,212,509.85	11.39
250,000.01 - 300,000.00	349	95,833,768.66	11.46
300,000.01 - 350,000.00	208	67,192,896.42	8.04
350,000.01 - 400,000.00	176	66,247,731.60	7.92
400,000.01 - 450,000.00	133	56,866,024.34	6.80
450,000.01 - 500,000.00	98	47,090,468.41	5.63
500,000.01 - 550,000.00	63	33,106,848.82	3.96
550,000.01 - 600,000.00	40	22,951,202.18	2.75
600,000.01 - 650,000.00	18	11,434,704.80	1.37
650,000.01 - 700,000.00	8	5,407,621.56	0.65
700,000.01 - 750,000.00	5	3,586,850.00	0.43
750,000.01 and greater	4	3,192,512.32	0.38
Total:	**4,552**	**$836,000,590.31**	**100.00%**

Minimum: $16,732.27
Maximum: $900,000.00
Average: $183,655.67

Collateral Characteristics continued: Aggregate

Collateral characteristics listed below are as of the Statistical Calculation Date.

Mortgage Rates			
Rate (%)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
4.751 - 5.000	1	$277,800.00	0.03%
5.001 - 5.250	8	2,624,385.13	0.31
5.251 - 5.500	21	6,259,333.86	0.75
5.501 - 5.750	48	13,962,447.47	1.67
5.751 - 6.000	169	45,837,252.04	5.48
6.001 - 6.250	191	52,359,425.72	6.26
6.251 - 6.500	324	82,059,960.44	9.82
6.501 - 6.750	339	86,355,128.29	10.33
6.751 - 7.000	489	117,357,119.39	14.04
7.001 - 7.250	284	59,492,965.94	7.12
7.251 - 7.500	407	79,140,889.36	9.47
7.501 - 7.750	301	54,511,687.55	6.52
7.751 - 8.000	484	77,250,663.76	9.24
8.001 - 8.250	168	27,768,700.48	3.32
8.251 - 8.500	259	30,976,127.16	3.71
8.501 - 8.750	173	20,811,270.20	2.49
8.751 - 9.000	198	25,597,853.95	3.06
9.001 - 9.250	76	7,243,868.12	0.87
9.251 - 9.500	95	8,121,948.42	0.97
9.501 - 9.750	54	3,960,612.71	0.47
9.751 - 10.000	137	11,669,394.53	1.40
10.001 - 10.250	37	3,022,210.77	0.36
10.251 - 10.500	40	3,445,446.96	0.41
10.501 - 10.750	31	2,444,640.80	0.29
10.751 - 11.000	64	4,461,656.85	0.53
11.001 - 11.250	50	3,150,232.93	0.38
11.251 - 11.500	19	1,194,913.94	0.14
11.501 - 11.750	38	2,015,300.91	0.24
11.751 - 12.000	14	845,682.37	0.10
12.001 - 12.250	30	1,508,236.03	0.18
12.251 - 12.500	1	26,318.26	0.00
12.501 - 12.750	2	247,115.97	0.03
Total:	**4,552**	**$836,000,590.31**	**100.00%**

Minimum: 4.900%
Maximum: 12.750%
Weighted Average: 7.350%

Collateral Characteristics continued: Aggregate

Collateral characteristics listed below are as of the Statistical Calculation Date.

Original Terms to Stated Maturity			
Original Term (Months)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
171 - 180	75	$7,370,140.69	0.88%
181 - 240	18	2,510,263.37	0.30
301 - 360	4,459	826,120,186.25	98.82
Total:	**4,552**	**$836,000,590.31**	**100.00%**

Minimum: 180
Maximum.: 360
Weighted Average: 358

Remaining Terms to Stated Maturity			
Remaining Term (Months)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
171 - 180	75	$7,370,140.69	0.88%
181 - 240	18	2,510,263.37	0.30
301 - 360	4,459	826,120,186.25	98.82
Total:	**4,552**	**$836,000,590.31**	**100.00%**

Minimum: 173
Maximum: 360
Weighted Average: 357

Collateral Characteristics continued: Aggregate

Collateral characteristics listed below are as of the Statistical Calculation Date.

Combined Loan- to-Value Ratio			
Combined Loan-to-Value Ratio (%)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
10.01 - 20.00	2	$60,700.00	0.01%
20.01 - 30.00	16	1,420,934.87	0.17
30.01 - 40.00	35	4,094,481.61	0.49
40.01 - 50.00	63	9,413,837.31	1.13
50.01 - 60.00	113	17,473,681.65	2.09
60.01 - 70.00	380	67,457,768.53	8.07
70.01 - 80.00	1,840	389,143,818.63	46.55
80.01 - 90.00	1,371	257,156,686.05	30.76
90.01 - 100.00	732	89,778,681.66	10.74
Total:	**4,552**	**$836,000,590.31**	**100.00%**

Minimum: 15.74%
Maximum: 100.00%
Weighted Average: 81.30%

FICO Score			
FICO Score	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
476 - 500	12	$1,428,380.62	0.17%
501 - 525	354	56,172,818.60	6.72
526 - 550	478	77,292,928.00	9.25
551 - 575	508	85,810,801.00	10.26
576 - 600	503	89,610,381.57	10.72
601 - 625	879	156,075,500.46	18.67
626 - 650	748	145,025,035.18	17.35
651 - 675	477	97,791,364.58	11.70
676 - 700	268	55,398,212.10	6.63
701 - 725	165	37,377,730.76	4.47
726 - 750	91	18,135,457.14	2.17
751 - 775	47	10,777,522.34	1.29
776 - 800	21	4,734,817.58	0.57
801 and greater	1	369,640.38	0.04
Total:	**4,552**	**$836,000,590.31**	**100.00%**

Minimum: 497
Maximum: 805
Weighted Average: 617

Collateral Characteristics continued: Aggregate

Collateral characteristics listed below are as of the Statistical Calculation Date.

Lien Position

Lien Position	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
1st Lien	4,183	$811,111,144.15	97.02%
2nd Lien	369	24,889,446.16	2.98
Total:	**4,552**	**$836,000,590.31**	**100.00%**

Loan Purpose

Loan Purpose	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
Purchase	2,154	$379,777,443.11	45.43%
Cash Out Refinance	2,141	411,415,961.60	49.21
Rate/Term Refinance	257	44,807,185.60	5.36
Total:	**4,552**	**$836,000,590.31**	**100.00%**

Property Type

Property Type	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
Single Family	3,362	$604,909,376.00	72.36%
PUD	479	104,186,247.78	12.46
Condo	401	66,152,837.73	7.91
2 Family	234	42,418,854.84	5.07
3 Family	34	8,523,506.44	1.02
4 Family	41	9,690,020.53	1.16
Manufactured	1	119,746.99	0.01
Total:	**4,552**	**$836,000,590.31**	**100.00%**

Collateral Characteristics continued: Aggregate

Collateral characteristics listed below are as of the Statistical Calculation Date.

State			
State	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
CA	1,456	$392,990,476.04	47.01%
FL	723	109,387,164.22	13.08
IL	376	62,670,863.87	7.50
NV	225	40,784,650.37	4.88
HI	137	34,017,454.01	4.07
OH	273	24,334,790.99	2.91
MI	216	20,577,901.95	2.46
TX	156	18,328,816.77	2.19
GA	107	15,306,283.29	1.83
MA	66	14,027,137.68	1.68
CO	46	9,715,779.20	1.16
WA	45	9,012,477.41	1.08
TN	90	8,752,049.13	1.05
AZ	54	7,943,561.58	0.95
MO	70	7,910,418.39	0.95
PA	82	7,542,682.93	0.90
CT	36	6,815,503.64	0.82
MD	31	5,767,630.08	0.69
MN	38	5,316,683.12	0.64
NM	44	5,353,234.93	0.64
LA	31	3,211,132.23	0.38
IN	46	2,829,542.17	0.34
MS	34	2,840,596.29	0.34
RI	14	2,581,961.56	0.31
SC	25	2,624,848.72	0.31
NC	20	2,480,643.92	0.30
WI	19	1,971,589.19	0.24
AR	22	1,596,429.29	0.19
OR	9	1,603,414.11	0.19
UT	5	1,580,584.88	0.19
OK	13	1,047,898.38	0.13
AK	6	895,162.69	0.11
KS	7	944,140.94	0.11
NE	6	814,324.29	0.10
ME	7	744,949.65	0.09
IA	9	696,664.16	0.08
KY	4	515,832.89	0.06
WY	4	465,315.35	0.06
Total:	**4,552**	**$836,000,590.31**	**100.00%**

Collateral Characteristics continued: Aggregate

Collateral characteristics listed below are as of the Statistical Calculation Date.

Documentation Type

Documentation Type	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
Full	2,689	$469,281,189.08	56.13%
Limited	234	48,332,701.59	5.78
Stated	1,629	318,386,699.64	38.08
Total:	**4,552**	**$836,000,590.31**	**100.00%**

Gross Margin

Gross Margin (%)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
2.001 - 2.500	2	$443,830.42	0.06%
2.501 - 3.000	1	625,600.00	0.09
3.001 - 3.500	28	5,840,148.14	0.85
3.501 - 4.000	162	48,266,760.16	7.06
4.001 - 4.500	6	1,487,050.00	0.22
4.501 - 5.000	7	1,123,350.00	0.16
5.001 - 5.500	2,661	538,339,336.60	78.75
5.501 - 6.000	314	61,410,234.48	8.98
6.001 - 6.500	7	1,462,309.97	0.21
6.501 - 7.000	158	24,603,739.68	3.60
Total:	**3,346**	**$683,602,359.45**	**100.00%**

Minimum: 2.250%
Maximum: 6.750%
Weighted Average: 5.269%

Collateral Characteristics continued: Aggregate

Collateral characteristics listed below are as of the Statistical Calculation Date.

Initial Periodic Rate Cap			
Initial Periodic Rate Cap (%)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
2.000	320	$100,646,153.30	14.72%
3.000	3,024	582,512,375.73	85.21
6.000	2	443,830.42	0.06
Total:	**3,346**	**$683,602,359.45**	**100.00%**

Minimum: 2.000%
Maximum: 6.000%
Weighted Average: 2.855%

Periodic Rate Cap			
Periodic Rate Cap (%)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
1.000	3,344	$683,158,529.03	99.94%
2.000	2	443,830.42	0.06
Total:	**3,346**	**$683,602,359.45**	**100.00%**

Minimum: 1.00%
Maximum: 2.00%
Weighted Average: 1.001%

Collateral Characteristics continued: Aggregate

Collateral characteristics listed below are as of the Statistical Calculation Date.

Maximum Rate			
Maximum Rate (%)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
10.501 - 11.000	1	$277,800.00	0.04%
11.001 - 11.500	21	6,492,918.20	0.95
11.501 - 12.000	132	36,732,915.60	5.37
12.001 - 12.500	317	79,092,413.05	11.57
12.501 - 13.000	594	150,557,087.71	22.02
13.001 - 13.500	611	137,930,846.16	20.18
13.501 - 14.000	706	136,404,793.07	19.95
14.001 - 14.500	394	64,593,925.75	9.45
14.501 - 15.000	314	46,403,141.08	6.79
15.001 - 15.500	120	12,035,352.86	1.76
15.501 - 16.000	85	9,147,435.60	1.34
16.001 - 16.500	22	2,094,687.82	0.31
16.501 - 17.000	17	1,175,237.69	0.17
17.001 - 17.500	8	416,845.90	0.06
17.501 - 18.000	3	131,488.19	0.02
18.501 - 19.000	1	115,470.77	0.02
Total:	**3,346**	**$683,602,359.45**	**100.00%**

Minimum: 10.900%
Maximum: 18.550%
Weighted Average: 13.402%

Collateral Characteristics continued: Aggregate

Collateral characteristics listed below are as of the Statistical Calculation Date.

Floor			
Floor (%)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
<= 5.500	30	$9,161,518.99	1.34%
5.501 - 6.000	169	47,961,774.74	7.02
6.001 - 6.500	398	108,215,469.19	15.83
6.501 - 7.000	654	170,594,622.91	24.96
7.001 - 7.500	574	120,805,842.16	17.67
7.501 - 8.000	642	113,856,480.71	16.66
8.001 - 8.500	344	50,549,380.01	7.39
8.501 - 9.000	283	38,480,059.10	5.63
9.001 - 9.500	118	11,691,045.67	1.71
9.501 - 10.000	83	8,352,435.60	1.22
10.001 - 10.500	22	2,094,687.82	0.31
10.501 - 11.000	17	1,175,237.69	0.17
11.001 - 11.500	8	416,845.90	0.06
11.501 - 12.000	3	131,488.19	0.02
12.501 - 13.000	1	115,470.77	0.02
Total:	**3,346**	**$683,602,359.45**	**100.00%**

Minimum: 4.900%
Maximum: 12.550%
Weighted Average: 7.255%

Collateral Characteristics continued: Aggregate

Collateral characteristics listed below are as of the Statistical Calculation Date.

Next Rate Adjustment Date

Next Rate Adjustment Date	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
2006-05	1	$49,954.09	0.01%
2006-08	4	625,902.01	0.09
2006-09	18	4,308,112.54	0.63
2006-10	203	45,179,496.40	6.61
2006-11	1,222	246,346,775.04	36.04
2006-12	1,581	330,844,779.19	48.40
2007-01	171	28,422,457.00	4.16
2007-10	15	1,821,561.99	0.27
2007-11	26	6,896,001.13	1.01
2007-12	46	7,745,696.00	1.13
2008-01	6	760,430.00	0.11
2009-10	7	1,128,457.07	0.17
2009-11	20	4,332,236.99	0.63
2009-12	23	4,756,800.00	0.70
2010-01	3	383,700.00	0.06
Total:	**3,346**	**$683,602,359.45**	**100.00%**

Collateral Summary: Group I

Total Number of Loans	2,242	**Geographic Distribution**	
Total Outstanding Loan Balance	$405,876,144.84	(Other States account individually for less than 5.00%	
Average Loan Balance	$181,033.07	of the Cut-Off Date aggregate principal balance)	
Fixed Rate	18.23%	California	49.93%
Adjustable Rate	81.77%	Florida	15.20%
Prepayment Penalty Coverage	89.08%	Hawaii	7.31%
Weighted Average Coupon	7.313%	Nevada	6.06%
Weighted Average Margin	5.241%	Illinois	5.18%
Weighted Average Initial Periodic Cap	2.785%		
Weighted Average Periodic Cap	1.000%	**Largest Zip Code Concentration**	
Weighted Average Maximum Rate	13.379%	93905 – Salinas, CA	1.02%
Weighted Average Floor	7.165%		
Weighted Average Original Term (mo.)	358	**Occupancy Status**	
Weighted Average Remaining Term (mo.)	357	Primary Home	91.66%
Weighted Average CLTV	81.74%	Investment	8.34%
Weighted Average FICO	622		
		Loan Purpose	
Product Type		Purchase	47.68%
2/28 ARM	61.18%	Cashout Refinance	47.36%
2/28 ARM Interest Only	17.56%	Rate/Term Refinance	4.96%
3/27 ARM	2.04%		
5/25 ARM	0.99%	**Lien Position**	
Fixed Rate 15 Y	0.88%	First Lien	96.60%
Fixed Rate 30 Y	17.28%	Second Lien	3.40%
Fixed Rate 30 Y Interest Only	0.08%		
		Interest Only Period	
Prepayment Penalty (years)		60 Months	17.64%
None	10.92%	None	82.36%
6 Months	0.17%		
1 Year	6.50%	**Documentation Type**	
2 Years	66.29%	Full	51.17%
3 Years	16.12%	Stated	41.73%
		Limited	7.10%

Collateral Characteristics: Group I

Collateral characteristics listed below are as of the Statistical Calculation Date.

Scheduled Principal Balances			
Current Balance ($)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
0.00 - 50,000.00	409	$15,790,721.45	3.89%
50,000.01 - 100,000.00	725	51,033,428.67	12.57
100,000.01 - 150,000.00	319	39,583,082.67	9.75
150,000.01 - 200,000.00	89	15,473,568.30	3.81
200,000.01 - 250,000.00	83	18,660,835.10	4.60
250,000.01 - 300,000.00	73	20,256,367.51	4.99
300,000.01 - 350,000.00	51	16,389,778.27	4.04
350,000.01 - 400,000.00	145	54,966,408.77	13.54
400,000.01 - 450,000.00	125	53,424,252.48	13.16
450,000.01 - 500,000.00	88	42,370,118.13	10.44
500,000.01 - 550,000.00	62	32,563,855.49	8.02
550,000.01 - 600,000.00	39	22,392,039.32	5.52
600,000.01 - 650,000.00	17	10,784,704.80	2.66
650,000.01 - 700,000.00	8	5,407,621.56	1.33
700,000.01 - 750,000.00	5	3,586,850.00	0.88
750,000.01 and greater	4	3,192,512.32	0.79
Total:	**2,242**	**$405,876,144.84**	**100.00%**

Minimum.: $16,732.27
Maximum: $900,000.00
Average.: $181,033.07

Collateral Characteristics continued: Group I

Collateral characteristics listed below are as of the Statistical Calculation Date.

Mortgage Rates			
Rate (%)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
5.001 - 5.250	5	$1,891,969.93	0.47%
5.251 - 5.500	7	2,385,067.06	0.59
5.501 - 5.750	18	7,343,947.47	1.81
5.751 - 6.000	77	25,121,517.90	6.19
6.001 - 6.250	74	25,936,635.75	6.39
6.251 - 6.500	140	42,704,521.99	10.52
6.501 - 6.750	148	45,729,313.85	11.27
6.751 - 7.000	211	62,314,296.03	15.35
7.001 - 7.250	125	27,813,927.32	6.85
7.251 - 7.500	178	36,370,925.65	8.96
7.501 - 7.750	127	23,242,220.18	5.73
7.751 - 8.000	231	33,507,277.47	8.26
8.001 - 8.250	75	11,486,281.95	2.83
8.251 - 8.500	137	12,283,271.98	3.03
8.501 - 8.750	99	9,121,982.63	2.25
8.751 - 9.000	105	10,885,926.45	2.68
9.001 - 9.250	37	2,006,534.62	0.49
9.251 - 9.500	67	4,377,601.49	1.08
9.501 - 9.750	47	2,824,844.88	0.70
9.751 - 10.000	85	4,837,891.57	1.19
10.001 - 10.250	21	1,199,786.68	0.30
10.251 - 10.500	25	1,746,886.30	0.43
10.501 - 10.750	19	966,478.56	0.24
10.751 - 11.000	51	2,993,411.29	0.74
11.001 - 11.250	40	2,152,073.95	0.53
11.251 - 11.500	17	974,218.65	0.24
11.501 - 11.750	35	1,653,765.37	0.41
11.751 - 12.000	12	648,539.53	0.16
12.001 - 12.250	28	1,328,710.08	0.33
12.251 - 12.500	1	26,318.26	0.01
Total:	**2,242**	**$405,876,144.84**	**100.00%**

Minimum.: 5.150%
Maximum: 12.500%
Weighted Average: 7.313%

Collateral Characteristics continued: Group I

Collateral characteristics listed below are as of the Statistical Calculation Date.

Original Terms to Stated Maturity

Original Term (Months)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
171 - 180	51	$3,568,215.62	0.88%
181 - 240	10	979,335.10	0.24
301 - 360	2,181	401,328,594.12	98.88
Total:	**2,242**	**$405,876,144.84**	**100.00%**

Minimum: 180
Maximum.: 360
Weighted Average: 358

Remaining Terms to Stated Maturity

Remaining Term (Months)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
171 - 180	51	$3,568,215.62	0.88%
181 - 240	10	979,335.10	0.24
301 - 360	2,181	401,328,594.12	98.88
Total:	**2,242**	**$405,876,144.84**	**100.00%**

Minimum: 177
Maximum: 360
Weighted Average: 357

Collateral Characteristics continued: Group I

Collateral characteristics listed below are as of the Statistical Calculation Date.

Combined Loan- to-Value Ratio			
Combined Loan-to-Value Ratio (%)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
10.01 - 20.00	2	$60,700.00	0.01%
20.01 - 30.00	10	634,132.66	0.16
30.01 - 40.00	15	1,263,474.17	0.31
40.01 - 50.00	26	3,762,669.76	0.93
50.01 - 60.00	50	5,983,838.07	1.47
60.01 - 70.00	180	27,663,010.30	6.82
70.01 - 80.00	852	197,389,854.36	48.63
80.01 - 90.00	691	128,439,624.83	31.65
90.01 - 100.00	416	40,678,840.69	10.02
Total:	**2,242**	**$405,876,144.84**	**100.00%**

Minimum.: 15.74%
Maximum: 100.00%
Weighted Average: 81.74%

FICO Score			
FICO Score	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
476 - 500	9	$860,388.27	0.21%
501 - 525	177	24,260,962.63	5.98
526 - 550	220	31,701,326.11	7.81
551 - 575	238	35,644,995.48	8.78
576 - 600	226	38,075,294.37	9.38
601 - 625	444	76,692,316.44	18.90
626 - 650	383	78,279,524.35	19.29
651 - 675	256	53,358,041.78	13.15
676 - 700	139	29,533,181.31	7.28
701 - 725	77	19,644,426.67	4.84
726 - 750	41	9,138,468.06	2.25
751 - 775	22	6,074,037.63	1.50
776 - 800	10	2,613,181.74	0.64
Total:	**2,242**	**$405,876,144.84**	**100.00%**

Minimum.: 497
Maximum.: 799
Weighted Average: 622

Collateral Characteristics continued: Group I

Collateral characteristics listed below are as of the Statistical Calculation Date.

Lien Position

Lien Position	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
1st Lien	1,975	$392,057,533.49	96.60%
2nd Lien	267	13,818,611.35	3.40
Total:	**2,242**	**$405,876,144.84**	**100.00%**

Loan Purpose

Loan Purpose	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
Purchase	1,145	$193,533,152.13	47.68%
Cash Out Refinance	982	192,207,324.78	47.36
Rate/Term Refinance	115	20,135,667.93	4.96
Total:	**2,242**	**$405,876,144.84**	**100.00%**

Property Type

Property Type	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
Single Family	1,660	$298,375,788.35	73.51%
Condo	231	34,650,940.19	8.54
PUD	232	54,800,497.22	13.5
2 Family	108	15,898,793.93	3.92
3 Family	4	756,550.57	0.19
4 Family	7	1,393,574.58	0.34
Total:	**2,242**	**$405,876,144.84**	**100.00%**

Collateral Characteristics continued: Group I

Collateral characteristics listed below are as of the Statistical Calculation Date.

State

State	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
CA	568	$202,642,865.85	49.93%
FL	488	61,696,787.19	15.20
HI	128	29,671,325.27	7.31
NV	162	24,597,943.72	6.06
IL	132	21,040,062.79	5.18
OH	175	11,854,560.56	2.92
MI	117	7,621,221.41	1.88
TX	68	5,807,423.06	1.43
GA	35	4,637,775.93	1.14
CO	10	3,242,549.14	0.80
CT	11	2,938,417.33	0.72
TN	50	2,934,621.31	0.72
WA	10	2,908,128.23	0.72
MA	13	2,879,430.41	0.71
MO	30	2,633,684.26	0.65
PA	45	2,558,738.80	0.63
IN	40	2,132,150.40	0.53
MD	9	1,649,084.80	0.41
AZ	10	1,323,902.74	0.33
LA	13	1,192,433.49	0.29
UT	2	1,190,000.00	0.29
NC	11	1,088,803.20	0.27
SC	13	1,082,528.19	0.27
MS	21	1,039,794.51	0.26
AR	18	971,112.17	0.24
NM	13	974,888.11	0.24
MN	13	949,918.89	0.23
WI	11	848,963.29	0.21
RI	4	520,719.34	0.13
IA	6	352,664.16	0.09
OK	6	289,280.52	0.07
ME	3	229,533.62	0.06
NE	2	125,132.44	0.03
KS	2	101,166.10	0.02
WY	1	84,715.35	0.02
AK	1	26,318.26	0.01
KY	1	37,500.00	0.01
Total:	**2,242**	**$405,876,144.84**	**100.00%**

Collateral Characteristics continued: Group I

Collateral characteristics listed below are as of the Statistical Calculation Date.

Documentation Type			
Documentation Type	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
Full	1,252	$207,675,685.50	51.17%
Stated	857	169,368,717.79	41.73
Limited	133	28,831,741.55	7.10
Total:	**2,242**	**$405,876,144.84**	**100.00%**

Gross Margin			
Gross Margin (%)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
2.501 - 3.000	1	$625,600.00	0.19%
3.001 - 3.500	10	2,640,154.94	0.80
3.501 - 4.000	74	27,031,368.68	8.15
4.001 - 4.500	2	548,000.00	0.17
4.501 - 5.000	2	115,450.00	0.03
5.001 - 5.500	1,237	264,691,004.39	79.76
5.501 - 6.000	139	28,533,882.46	8.60
6.001 - 6.500	2	509,562.61	0.15
6.501 - 7.000	62	7,173,784.21	2.16
Total:	**1,529**	**$331,868,807.29**	**100.00%**

Minimum.: 2.790%
Maximum: 6.750%
Weighted Average: 5.241%

Collateral Characteristics continued: Group I

Collateral characteristics listed below are as of the Statistical Calculation Date.

Initial Periodic Rate Cap			
Initial Periodic Rate Cap (%)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
2.000	192	$71,272,921.96	21.48%
3.000	1337	260,595,885.33	78.52
Total:	**1,529**	**$331,868,807.29**	**100.00%**

Minimum.: 2.000%
Maximum.: 3.000%
Weighted Average: 2.785%

Periodic Rate Cap			
Periodic Rate Cap (%)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
1.000	1,529	$331,868,807.29	100.00%
Total:	**1,529**	**$331,868,807.29**	**100.00%**

Minimum.: 1.000%
Maximum.: 1.000%
Weighted Average: 1.000%

Collateral Characteristics continued: Group I

Collateral characteristics listed below are as of the Statistical Calculation Date.

Maximum Rate			
Maximum Rate (%)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
11.001 - 11.500	8	$2,663,636.19	0.80%
11.501 - 12.000	57	19,638,713.03	5.92
12.001 - 12.500	112	34,047,630.98	10.26
12.501 - 13.000	249	77,648,447.49	23.40
13.001 - 13.500	285	72,631,717.75	21.89
13.501 - 14.000	313	64,456,592.93	19.42
14.001 - 14.500	183	28,789,165.01	8.67
14.501 - 15.000	158	20,887,776.23	6.29
15.001 - 15.500	69	4,647,102.89	1.40
15.501 - 16.000	56	4,104,047.01	1.24
16.001 - 16.500	15	1,255,554.51	0.38
16.501 - 17.000	14	665,052.42	0.20
17.001 - 17.500	7	301,882.66	0.09
17.501 - 18.000	3	131,488.19	0.04
Total:	**1,529**	**$331,868,807.29**	**100.00%**

Minimum.: 11.150%
Maximum.: 18.000%
Weighted Average: 13.379%

Collateral Characteristics continued: Group I

Collateral characteristics listed below are as of the Statistical Calculation Date.

Floor			
Floor (%)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
<= 5.500	12	$4,277,036.99	1.29%
5.501 - 6.000	76	26,719,135.02	8.05
6.001 - 6.500	170	56,928,768.52	17.15
6.501 - 7.000	284	92,348,811.37	27.83
7.001 - 7.500	253	57,790,793.38	17.41
7.501 - 8.000	280	48,897,568.05	14.73
8.001 - 8.500	154	19,203,951.04	5.79
8.501 - 9.000	138	15,026,015.24	4.53
9.001 - 9.500	68	4,578,702.89	1.38
9.501 - 10.000	55	3,744,047.01	1.13
10.001 - 10.500	15	1,255,554.51	0.38
10.501 - 11.000	14	665,052.42	0.20
11.001 - 11.500	7	301,882.66	0.09
11.501 - 12.000	3	131,488.19	0.04
Total:	**1,529**	**$331,868,807.29**	**100.00%**

Minimum.: 5.150%
Maximum.: 12.000%
Weighted Average: 7.165%

Collateral Characteristics continued: Group I

Collateral characteristics listed below are as of the Statistical Calculation Date.

Next Rate Adjustment Date

Next Rate Adjustment Date	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
2006-05	1	$49,954.09	0.02%
2006-08	2	177,297.15	0.05
2006-09	8	2,610,078.63	0.79
2006-10	82	24,270,837.46	7.31
2006-11	471	97,620,260.51	29.42
2006-12	811	180,239,917.15	54.31
2007-01	90	14,605,187.00	4.40
2007-10	6	676,563.01	0.20
2007-11	14	4,467,195.15	1.35
2007-12	23	2,963,350.00	0.89
2008-01	2	168,000.00	0.05
2009-10	2	112,514.99	0.03
2009-11	5	1,501,452.15	0.45
2009-12	11	2,349,250.00	0.71
2010-01	1	56,950.00	0.02
Total:	**1,529**	**$331,868,807.29**	**100.00%**

Collateral Summary: Group II

Total Number of Loans	2,310	**Geographic Distribution**	
Total Outstanding Loan Balance	$430,124,445.47	(Other States account individually for less than 5.00%	
Average Loan Balance	$186,201.06	of the Cut-Off Date aggregate principal balance)	
Fixed Rate	18.23%	California	44.25%
Adjustable Rate	81.77%	Florida	11.09%
Prepayment Penalty Coverage	88.71%	Illinois	9.68%
Weighted Average Coupon	7.385%		
Weighted Average Margin	5.296%		
Weighted Average Initial Periodic Cap	2.920%	**Largest Zip Code Concentration**	
Weighted Average Periodic Cap	1.001%	89123 – Las Vegas, NV	0.61%
Weighted Average Maximum Rate	13.423%		
Weighted Average Floor	7.339%	**Occupancy Status**	
Weighted Average Original Term (mo.)	358	Primary Home	89.05%
Weighted Average Remaining Term (mo.)	356	Investment	10.95%
Weighted Average CLTV	80.88%		
Weighted Average FICO	611	**Loan Purpose**	
		Purchase	43.30%
Product Type		Cashout Refinance	50.96%
2/28 ARM	71.34%	Rate/Term Refinance	5.74%
2/28 ARM Interest Only	6.83%		
3/27 ARM	2.08%	**Lien Position**	
5/25 ARM	1.53%	First Lien	97.43%
Fixed Rate 15 Y	0.88%	Second Lien	2.57%
Fixed Rate 30 Y	17.31%		
Fixed Rate 30 Y Interest Only	0.03%	**Interest Only Period**	
		60 Months	6.86%
Prepayment Penalty (years)		None	93.14%
None	11.29%		
6 Months	0.39%	**Documentation Type**	
1 Year	5.58%	Full	60.82%
2 Years	65.71%	Stated	34.65%
3 Years	17.03%	Limited	4.53%

Collateral Characteristics: Group II

Collateral characteristics listed below are as of the Statistical Calculation Date.

Scheduled Principal Balances

Current Balance ($)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
50,000.01 - 100,000.00	216	$20,246,854.02	4.71%
100,000.01 - 150,000.00	721	89,974,057.65	20.92
150,000.01 - 200,000.00	547	95,775,738.59	22.27
200,000.01 - 250,000.00	341	76,551,674.75	17.80
250,000.01 - 300,000.00	276	75,577,401.15	17.57
300,000.01 - 350,000.00	157	50,803,118.15	11.81
350,000.01 - 400,000.00	31	11,281,322.83	2.62
400,000.01 - 450,000.00	8	3,441,771.86	0.80
450,000.01 - 500,000.00	10	4,720,350.28	1.10
500,000.01 - 550,000.00	1	542,993.33	0.13
550,000.01 - 600,000.00	1	559,162.86	0.13
600,000.01 - 650,000.00	1	650,000.00	0.15
Total:	**2,310**	**$430,124,445.47**	**100.00%**

Minimum.: $86,338.40
Maximum: 650,000.00
Average.: $186,201.06

Collateral Characteristics continued: Group II

Collateral characteristics listed below are as of the Statistical Calculation Date.

Mortgage Rates			
Rate (%)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
4.751 - 5.000	1	$277,800.00	0.06%
5.001 - 5.250	3	732,415.20	0.17
5.251 - 5.500	14	3,874,266.80	0.90
5.501 - 5.750	30	6,618,500.00	1.54
5.751 - 6.000	92	20,715,734.14	4.82
6.001 - 6.250	117	26,422,789.97	6.14
6.251 - 6.500	184	39,355,438.45	9.15
6.501 - 6.750	191	40,625,814.44	9.45
6.751 - 7.000	278	55,042,823.36	12.80
7.001 - 7.250	159	31,679,038.62	7.37
7.251 - 7.500	229	42,769,963.71	9.94
7.501 - 7.750	174	31,269,467.37	7.27
7.751 - 8.000	253	43,743,386.29	10.17
8.001 - 8.250	93	16,282,418.53	3.79
8.251 - 8.500	122	18,692,855.18	4.35
8.501 - 8.750	74	11,689,287.57	2.72
8.751 - 9.000	93	14,711,927.50	3.42
9.001 - 9.250	39	5,237,333.50	1.22
9.251 - 9.500	28	3,744,346.93	0.87
9.501 - 9.750	7	1,135,767.83	0.26
9.751 - 10.000	52	6,831,502.96	1.59
10.001 - 10.250	16	1,822,424.09	0.42
10.251 - 10.500	15	1,698,560.66	0.39
10.501 - 10.750	12	1,478,162.24	0.34
10.751 - 11.000	13	1,468,245.56	0.34
11.001 - 11.250	10	998,158.98	0.23
11.251 - 11.500	2	220,695.29	0.05
11.501 - 11.750	3	361,535.54	0.08
11.751 - 12.000	2	197,142.84	0.05
12.001 - 12.250	2	179,525.95	0.04
12.501 - 12.750	2	247,115.97	0.06
Total:	**2,310**	**$430,124,445.47**	**100.00%**

Minimum.: 4.900%
Maximum: 12.750%
Weighted Average: 7.385%

Collateral Characteristics continued: Group II

Collateral characteristics listed below are as of the Statistical Calculation Date.

Original Terms to Stated Maturity			
Original Term (Months)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
171 - 180	24	$3,801,925.07	0.88%
181 - 240	8	1,530,928.27	0.36
301 - 360	2,278	424,791,592.13	98.76
Total:	**2,310**	**$430,124,445.47**	**100.00%**

Minimum: 180
Maximum.: 360
Weighted Average: 358

Remaining Terms to Stated Maturity			
Remaining Term (Months)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
171 - 180	24	$3,801,925.07	0.88%
181 - 240	8	1,530,928.27	0.36
301 - 360	2,278	424,791,592.13	98.76
Total:	**2,310**	**$430,124,445.47**	**100.00%**

Minimum: 173
Maximum: 360
Weighted Average: 356

Collateral Characteristics continued: Group II

Collateral characteristics listed below are as of the Statistical Calculation Date.

Combined Loan- to-Value Ratio

Combined Loan-to-Value Ratio (%)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
20.01 - 30.00	6	$786,802.21	0.18%
30.01 - 40.00	20	2,831,007.44	0.66
40.01 - 50.00	37	5,651,167.55	1.31
50.01 - 60.00	63	11,489,843.58	2.67
60.01 - 70.00	200	39,794,758.23	9.25
70.01 - 80.00	988	191,753,964.27	44.58
80.01 - 90.00	680	128,717,061.22	29.93
90.01 - 100.00	316	49,099,840.97	11.42
Total:	**2,310**	**$430,124,445.47**	**100.00%**

Minimum.: 24.55%
Maximum: 100.00%
Weighted Average: 80.88%

FICO Score

FICO Score	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
476 - 500	3	$567,992.35	0.13%
501 - 525	177	31,911,855.97	7.42
526 - 550	258	45,591,601.89	10.60
551 - 575	270	50,165,805.52	11.66
576 - 600	277	51,535,087.20	11.98
601 - 625	435	79,383,184.02	18.46
626 - 650	365	66,745,510.83	15.52
651 - 675	221	44,433,322.80	10.33
676 - 700	129	25,865,030.79	6.01
701 - 725	88	17,733,304.09	4.12
726 - 750	50	8,996,989.08	2.09
751 - 775	25	4,703,484.71	1.09
776 - 800	11	2,121,635.84	0.49
801 and greater	1	369,640.38	0.09
Total:	**2,310**	**$430,124,445.47**	**100.00%**

Minimum.: 500
Maximum.: 805
Weighted Average: 611

Collateral Characteristics continued: Group II

Collateral characteristics listed below are as of the Statistical Calculation Date.

Lien Position

Lien Position	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
1st Lien	2,208	$419,053,610.66	97.43%
2nd Lien	102	11,070,834.81	2.57
Total:	**2,310**	**$430,124,445.47**	**100.00%**

Loan Purpose

Loan Purpose	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
Purchase	1,009	$186,244,290.98	43.30%
Cash Out Refinance	1,159	219,208,636.82	50.96
Rate/Term Refinance	142	24,671,517.67	5.74
Total:	**2,310**	**$430,124,445.47**	**100.00%**

Property Type

Property Type	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
Single Family	1,702	$306,533,587.65	71.27%
PUD	247	49,385,750.56	11.48
Condo	170	31,501,897.54	7.32
2 Family	126	26,520,060.91	6.17
3 Family	30	7,766,955.87	1.81
4 Family	34	8,296,445.95	1.93
Manufactured	1	119,746.99	0.03
Total:	**2,310**	**$430,124,445.47**	**100.00%**

Collateral Characteristics continued: Group II

Collateral characteristics listed below are as of the Statistical Calculation Date.

State			
State	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
CA	888	$190,347,610.19	44.25%
FL	235	47,690,377.03	11.09
IL	244	41,630,801.08	9.68
NV	63	16,186,706.65	3.76
MI	99	12,956,680.54	3.01
TX	88	12,521,393.71	2.91
OH	98	12,480,230.43	2.90
MA	53	11,147,707.27	2.59
GA	72	10,668,507.36	2.48
AZ	44	6,619,658.84	1.54
CO	36	6,473,230.06	1.50
WA	35	6,104,349.18	1.42
TN	40	5,817,427.82	1.35
MO	40	5,276,734.13	1.23
PA	37	4,983,944.13	1.16
MN	25	4,366,764.23	1.02
NM	31	4,378,346.82	1.02
HI	9	4,346,128.74	1.01
MD	22	4,118,545.28	0.96
CT	25	3,877,086.31	0.90
RI	10	2,061,242.22	0.48
LA	18	2,018,698.74	0.47
MS	13	1,800,801.78	0.42
OR	9	1,603,414.11	0.37
SC	12	1,542,320.53	0.36
NC	9	1,391,840.72	0.32
WI	8	1,122,625.90	0.26
AK	5	868,844.43	0.20
KS	5	842,974.84	0.20
OK	7	758,617.86	0.18
IN	6	697,391.77	0.16
NE	4	689,191.85	0.16
AR	4	625,317.12	0.15
ME	4	515,416.03	0.12
KY	3	478,332.89	0.11
UT	3	390,584.88	0.09
WY	3	380,600.00	0.09
IA	3	344,000.00	0.08
Total:	**2,310**	**$430,124,445.47**	**100.00%**

Collateral Characteristics continued: Group II
Collateral characteristics listed below are as of the Statistical Calculation Date.

Documentation Type			
Documentation Type	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
Full	1,437	$261,605,503.58	60.82%
Stated	772	149,017,981.85	34.65
Limited	101	19,500,960.04	4.53
Total:	**2,310**	**$430,124,445.47**	**100.00%**

Gross Margin			
Gross Margin (%)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
2.001 - 2.500	2	$443,830.42	0.13%
3.001 - 3.500	18	3,199,993.20	0.91
3.501 - 4.000	88	21,235,391.48	6.04
4.001 - 4.500	4	939,050.00	0.27
4.501 - 5.000	5	1,007,900.00	0.29
5.001 - 5.500	1,424	273,648,332.21	77.80
5.501 - 6.000	175	32,876,352.02	9.35
6.001 - 6.500	5	952,747.36	0.27
6.501 - 7.000	96	17,429,955.47	4.96
Total:	**1,817**	**$351,733,552.16**	**100.00%**

Minimum.: 2.250%
Maximum: 6.750%
Weighted Average: 5.296%

Collateral Characteristics continued: Group II

Collateral characteristics listed below are as of the Statistical Calculation Date.

Initial Periodic Rate Cap

Initial Periodic Rate Cap (%)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
2.000	128	$29,373,231.34	8.35%
3.000	1,687	321,916,490.40	91.52
6.000	2	443,830.42	0.13
Total:	**1,817**	**$351,733,552.16**	**100.00%**

Minimum.: 2.000%
Maximum.: 6.000%
Weighted Average: 2.920%

Periodic Rate Cap

Periodic Rate Cap (%)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
1.000	1,815	$351,289,721.74	99.87%
2.000	2	443,830.42	0.13
Total:	**1,817**	**$351,733,552.16**	**100.00%**

Minimum.: 1.000%
Maximum.: 2.000%
Weighted Average: 1.001%

Collateral Characteristics continued: Group II

Collateral characteristics listed below are as of the Statistical Calculation Date.

Maximum Rate			
Maximum Rate (%)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
10.501 - 11.000	1	$277,800.00	0.08%
11.001 - 11.500	13	3,829,282.01	1.09
11.501 - 12.000	75	17,094,202.57	4.86
12.001 - 12.500	205	45,044,782.07	12.81
12.501 - 13.000	345	72,908,640.22	20.73
13.001 - 13.500	326	65,299,128.41	18.56
13.501 - 14.000	393	71,948,200.14	20.46
14.001 - 14.500	211	35,804,760.74	10.18
14.501 - 15.000	156	25,515,364.85	7.25
15.001 - 15.500	51	7,388,249.97	2.10
15.501 - 16.000	29	5,043,388.59	1.43
16.001 - 16.500	7	839,133.31	0.24
16.501 - 17.000	3	510,185.27	0.15
17.001 - 17.500	1	114,963.24	0.03
18.501 - 19.000	1	115,470.77	0.03
Total:	**1,817**	**$351,733,552.16**	**100.00%**

Minimum.: 10.900%
Maximum.: 18.550%
Weighted Average: 13.423%

Collateral Characteristics continued: Group II

Collateral characteristics listed below are as of the Statistical Calculation Date.

Floor			
Floor (%)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
<= 5.500	18	$4,884,482.00	1.39%
5.501 - 6.000	93	21,242,639.72	6.04
6.001 - 6.500	228	51,286,700.67	14.58
6.501 - 7.000	370	78,245,811.54	22.25
7.001 - 7.500	321	63,015,048.78	17.92
7.501 - 8.000	362	64,958,912.66	18.47
8.001 - 8.500	190	31,345,428.97	8.91
8.501 - 9.000	145	23,454,043.86	6.67
9.001 - 9.500	50	7,112,342.78	2.02
9.501 - 10.000	28	4,608,388.59	1.31
10.001 - 10.500	7	839,133.31	0.24
10.501 - 11.000	3	510,185.27	0.15
11.001 - 11.500	1	114,963.24	0.03
12.501 - 13.000	1	115,470.77	0.03
Total:	**1,817**	**$351,733,552.16**	**100.00%**

Minimum.: 4.900%
Maximum.: 12.550%
Weighted Average: 7.339%

Collateral Characteristics continued: Group II

Collateral characteristics listed below are as of the Statistical Calculation Date.

Next Rate Adjustment Date			
Next Rate Adjustment Date	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
2006-08	2	$448,604.86	0.13%
2006-09	10	1,698,033.91	0.48
2006-10	121	20,908,658.94	5.94
2006-11	751	148,726,514.53	42.28
2006-12	770	150,604,862.04	42.82
2007-01	81	13,817,270.00	3.93
2007-10	9	1,144,998.98	0.33
2007-11	12	2,428,805.98	0.69
2007-12	23	4,782,346.00	1.36
2008-01	4	592,430.00	0.17
2009-10	5	1,015,942.08	0.29
2009-11	15	2,830,784.84	0.80
2009-12	12	2,407,550.00	0.68
2010-01	2	326,750.00	0.09
Total:	**1,817**	**$351,733,552.16**	**100.00%**